

Mail Stop 4561

October 26, 2017

Christopher E. Greiner
Chief Financial Officer
Inovalon Holdings, Inc.
4321 Collington Road,
Bowie, Maryland 20716

Re: **Inovalon Holdings, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-36841

Dear Mr. Greiner:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services